SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                          Sierra Health Services, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   826322-10-9
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 826322-10-9

1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Anthony M. Marlon, M.D.
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (A) |_|
                                                           (B) |_|

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3  SEC USE ONLY

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4  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

                          5   SOLE VOTING POWER
   NUMBER OF                   2,616,128 shares of Common Stock at 12/31/99
     SHARES

  BENEFICIALLY            6    SHARED VOTING POWER
    OWNED BY                    -0- at 12/31/99
      EACH

    REPORTING             7   SOLE DISPOSITIVE POWER
     PERSON                    2,616,128 shares of Common Stock at 12/31/99
      WITH

                          8   SHARED DISPOSITIVE POWER
                               -0- at 12/31/99

9    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH REPORTING PERSON
         2,616,128 shares of Common Stock at 12/31/99

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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN  SHARES* |X|    See Item 4 of attached Schedule 13G
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11   PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (9)
         9.6% of outstanding class at 12/31/99
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12   TYPE OF REPORTING PERSON*
         IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.           (a)      Name of Issuer:

                           Sierra Health Services, Inc.

                  (b)      Address of Issuer's Principal Executive Offices:

                           2724 North Tenaya Way
                           Las Vegas, Nevada  89128

Item 2.           (a)      Name of Person Filing:

                           Anthony M. Marlon, M.D.  ("Dr. Marlon")

                  (b)      Address of Principal Business Office or, if none,
                           Residence:

                           2724 North Tenaya Way
                           Las Vegas, Nevada  89128

                  (c)      Citizenship:

                           United States of America

                  (d)      Title of Class of Securities:

                           Common Stock, $.005 par value

                  (e)      CUSIP Number:

                           826322-10-9

Item 3. This statement is filed pursuant to Rule 13d-1(c). Items 3(a) through 3(h) are, therefore, inapplicable.

Item 4.           Ownership

                  (a)      Amount Beneficially Owned:

                           Dr.  Marlon  may  be  deemed  to   beneficially   own
                           2,616,128 shares of Common Stock at December 31, 1999. That number of shares reported as beneficially owned includes 2,329,003 shares held indirectly through a total of four trusts established by Dr. Marlon and his wife, and 1,500 shares held indirectly through a limited partnership (the "Partnership"). Dr. Marlon may be deemed to have or share voting power and/or dispositive power over the shares held by the four trusts and, therefore, to have beneficial ownership with respect to such shares. Dr. Marlon, as managing general partner of the Partnership, has sole voting and dispositive power over the shares held by the Partnership. Dr. Marlon disclaims beneficial ownership as to the shares held by the four trusts, other than the 1,135,341 shares held by the Marlon Family Trust (a revocable trust of which he is a trustee). The number of shares reported as beneficially owned also includes 285,625 shares that Dr. Marlon has a right to acquire within 60 days of December 31, 1999, upon exercise of options. Dr. Marlon's beneficial ownership does not include 163,054 shares held in three trusts for the benefit of family members, the trustee of each of which is
                           Erin E.  MacDonald,  and  does  not  include  652,648
                           shares held by the AMM & RM Family Limited Partnership, the general partner of which is a trust for the benefit of a family member; the trustees of that trust are Ms. MacDonald, William Godfrey, and Jeannine M. Zeller (daughter of Dr. Marlon). Dr. Marlon's beneficial ownership also does not include 389,375 shares subject to stock options which are not currently exercisable and will not become exercisable within 60 days after December 31, 1999.

                  (b)      Percent of Class:

                           9.6% of the class of Common Stock outstanding at
                             December 31, 1999

                  (c)      Number of shares as to which Dr. Marlon has:

                           (i)  sole power to vote or to direct the vote:
                                    2,616,128 shares of Common Stock at
                                    December 31, 1999 (see Item 4(a) above.)

                           (ii)  shared power to vote or to direct the vote:
                                    -0- shares of Common Stock at
                                    December 31, 1999

                           (iii)  sole power to dispose or to direct the
                                    disposition of:
                                    2,616,128 shares of Common Stock
                                    at December 31, 1999 (see
                                    Item 4(a) above.)

                           (iv)  shared power to dispose or to direct the
                                    disposition of:
                                    -0- shares of Common Stock at
                                    December 31, 1999

Item 5.           Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.          Ownership of More than Five Percent on Behalf of Another Person

                 Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which
                    Acquired the Security

                  Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group

                  Not applicable.

Item 9.           Notice of Dissolution of Group

                  Not applicable.

Item 10.          Certification.

         Not applicable. This statement is filed pursuant to Rule 13d-1(c).

         The filing of this Amendment to Schedule 13G and amendments hereto, and the statements herein and therein, shall not be construed as an admission that any filing person or any other person named herein is, for purposes of Section 13(d), 13(g), 16(a), or 16(b) under the Exchange Act, or for any other purpose, the beneficial owner of any of the securities described herein or therein, except to the extent that a natural person is reported as having voting and dispositive power, and thus beneficial ownership for purposes of Sections 13(d) and 13(g), over securities owned directly by such person.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2000

         Date

/s/ Anthony M. Marlon, M.D.
---------------------------
ANTHONY M. MARLON, M.D.
         Name/Title